12g3-2(b)

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPPL

08000561

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 31th January 2008

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of January.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
FEB 0 8 2008
THOMSON
FINANCIAL

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

TELECINCO

Madrid, 17 January 2008

<u>Shareholders sign preliminary agreement</u>

TELECINCO ENTERS THE US TELEVISION MARKET WITH THE ACQUISITION OF A 28.3% STAKE IN CARIBEVISIÓN FOR $32 MILLION

- **CaribeVisión is a newly established television channel operating in New York, Miami and Puerto Rico. Initially, the channel is aiming to cover the Eastern Coast of the US with content targeted at the Spanish-speaking market.**
- **Shareholders include Pegaso TV (83%) - owned by the Burillo-Azcárraga family (49.6%), Telecinco (34.2%) and financial partner Quantek (16.2%) - and Barba TV (17%), run by Carlos Barba.**
- **Alejandro Burillo-Azcárraga and Carlos Barba have led the management teams of the most important Spanish-speaking channels, including Televisa, Telemundo and Univisión.**
- **Telecinco will contribute its content, advertising and management know-how.**
- **The transaction is expected to be completed in the upcoming weeks and is another step for Telecinco's international expansion, which was embarked upon on in 2007 with the acquisition of Endemol.**

Spain's leading television channel will enter the US market with the purchase of a 28.3% stake in CaribeVisión, a recently established channel offering content targeted at Spanish-speaking audiences in New York, Miami and Puerto Rico, where Telecinco will roll out its content, advertising and management expertise. The initial objective is to cover the Eastern Coast of the United States.

The acquisition, advised by Lazard and valued at $32 million, will be completed through **Pegaso TV**, which owns 83% of CaribeVisión's shares, organised under the following shareholding structure:

- **Burillo-Azcárraga family (49.6%)**: group chaired by Alejandro Burillo-Azcárraga, CEO of Televisa between 1985 and 1998.
- **Telecinco (34.2%)**
- **Quantek (16.2%)**: financial partner controlled by prestigious investment bank Bulltick, which specialises in the Latin American market.

The remaining shares (17%) will still be owned by **Barba TV**, chaired by Carlos Barba, founder of the television channel Telemundo, former Chairman of Univisión and current CEO of CaribeVisión, a position he will continue to hold.


FAMILIA BURILLO - AZCÁRRAGA
49'6%
TELECINCO
34'2%
QUANTEK
16'2%
BARBA TV
17%
PEGASO TV
83%
CARIBEVISIÓN

<u>An attractive potential market</u>

Following its emergence as one of the world's leading multimedia content creators through Endemol, Telecinco opens a new path of expansion in the Spanish-speaking US market - comprised of 50 million people - through a television channel aimed at an attractive commercial target of people aged between 18 and 49.

The purchasing power of Spanish-speaking families is growing faster than American families and stands now at 80% of an average American family.

Advertising in the Spanish-speaking market has reached $4.8 billion in 2006, with an increase of 13% in 2007. 89% of this figure corresponds to commercial terrestrial television*.

* According to a Spectrum survey commissioned by Telecinco.

TELECINCO PRESS OFFICE

TELECINCO

COMUNICACIÓN DE HECHO RELEVANTE

"GESTEVISIÓN TELECINCO, S.A.", de conformidad con lo previsto en el artículo 82 de la Ley 24/1988, de 28 de julio, del Mercado de Valores, comunica el siguiente

HECHO RELEVANTE

El Consejero Delegado de "GESTEVISION TELECINCO, S.A." planteará al Consejo de Administración de la Compañía que, al formular las Cuentas Anuales correspondientes al ejercicio 2007, proponga la distribución de un dividendo igual al acordado con respecto al ejercicio 2006, equivalente a 1'28 Euros por cada acción de la sociedad.

Madrid, a 17 de Enero de 2.008

Mario Rodríguez Valderas
Secretario General y del Consejo


MEDIASET

MEDIASET

PREMIUM GALLERY resentation

Milan, 21st January 2008

Premium Gallery | New Proposition

PREMIUM GALLERY

Live from January,19 2008

Female target	mya	→	mya+1
General target	Joi	→	Joi+1
Male target	STEEL	→	STEEL+1

Premium Gallery | Content offer

... new Warner and Universal series


BIONIC
THE SARAH CONNOR CHRONICLES
MOONLIGHT
CHUCK

... best US and Italian movies


about a boy

... already famous Warner and Universal series


nip/tuck
psych
LAW & ORDER
HEROES
SCI FI.

... fresh entertainment and much more!

Premium Gallery offer until June 2008

PREMIUM GALLERY	→ 8 Euro per month
PREMIUM GALLERY	→ 40 Euro until June, 2008
PREMIUM GALLERY + GRANDE FRATELLO	→ 60 Euro until June, 2008
PREMIUM GALLERY + PREMIUM CALCIO	→ 100 Euro until June, 2008
PREMIUM GALLERY + PREMIUM CALCIO + GRANDE FRATELLO	→ 120 Euro until June, 2008
PREMIUM CALCIO	→ 6 Euro per match
GRANDE FRATELLO	→ 2 Euro per day
PREMIUM EXTRA	→ 4 Euro per movie/event

MEDIASET

Mediaset's strategic approach


Audienc
e
+
-
FTA TV
FTA Multichannel
launched in spring 2008
to be
Pay TV
PREMIUM GALLERY
PREMIUM CALCIO
PREMIUM EXTRA
Various Business Mode
MEDIA SHOPPING
Mass Market Audience
Fragmented Audience
Niche Audience
Concentration
Fragmentatio
n

Mediaset's strategic approach

TV Strategy MEDIASET

Mulltiplatform Content → **Direct Access to client**

- Endemol, Medusa, Tao2 Acquisitions
- Warner and Universal deals
- Football deals (Serie A and Champions League)

PREMIUM GALLERY | PREMIUM CALCIO | PREMIUM EXTRA

Mediaset Gallery | Rationale

- **Potential Market Growth.** According to market research estimates, Pay TV market in Italy will grow double digit (14% - 25% CAGR) in the next 3-4 years, increasing markedly its already relevant size

- **Strong Demand**. There is an unexpressed demand for access to low-cost premium content in Italy. A big part of the market growth will come from this cluster of new clients

- **Further boost on DTT**. Premium Gallery represents a further acceleration for the Mediaset "multichannel – multibusiness model" strategy on DTT

- **Multiplatform strategy**. Even if DTT is the "perfect platform" to develop this new proposition, the Premium Gallery package will also be available through other platforms (Satellite, Broadband/IP, Mobile)

- **Costs Synergies with FTA activity**. The Universal and Warner pay window deals, being an extension of the previous volume deal, have already shown a different approach in the negotiation with US Major, delivering value for both

- **Higher Operational Leverage**. The new Premium Gallery proposition should allow higher operational leverage and higher returns compared to the previous "full PPV" model

Subscription/Pay Tv revenues evolution in Italy

Source	2007E (Euro mil.)	2010E (Euro mil.)	CAGR (2007E-2010E)	Growth (2007E-2010E)
PricewaterhouseCoopers LLP, Wilkofsky Gruen Associates *June 2007 (1 USD = 0.797 Euro)*	2,419	4,647	24.3 %	92.1 %
Informa Telecoms and Media "Western Europe TV" *September 2007 (1 USD = 0.80 Euro)*	1,995	3,007	14.7 %	50.7 %
E-media, UPA *January 2008*	2,100	3,400	17.4 %	61.9 %

Premium Gallery | What is going to change?

MEDIASET PREMIUM	PREMIUM GALLERY
Full PPV offer	Content Package offer + PPV
Mainly football content	Movies, Tv series, Fiction Entertainment Other + Football + Reality
Football supporter	Families and "young adults"
Impulsive buyer	Active user
Unknown consumption style and habits	Possibility to track and trace the consumption
Lower ARPU	Higher ARPU
Break-even in 2009	Break-even in 2010
Lower operating leverage	Higher operating leverage


MEDIASET

MEDIASET

PREMIUM GALLERY Q&A Session

Milan, 21st January 2008

DTT Development in Italy | Penetration

DTT Set-top-boxes penetration in Italy (.000)



1,063
3,422
4,733
6,375
2004
2005
2006
2007

Profile of DTT equipment



DTT Decoder integrated in the TV set
16%
84 %
DTT Decoder

Source: GfK, Rapporto DGTVi, ITMedia, Macknos, Booz Allen Hamilton Analysis (November 2007)

DTT Development in Italy | Channel Offer


Simulcast Channels
Sport
News
Kids
Homeshopping
Culture
Entertainment
PPV Services
Interactive channels

Source: DGTVi, January 2008

MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: ir@mediaset.it
Website:
www.gruppomediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.